ATRIUM
INNOVATIONS

[redacted]

08005285

September 29, 2008

SEC Mail Processing
Section

OCT 08 2008

Washington, DC
111

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

- **Deed of Transfer and Annex (Stock Purchase Agreement);**
- **Material Change Report dated September 24, 2008, related to the acquisition, by Atrium Innovations, of Orthos Europe B.V.**

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

PROCESSED
OCT 15 2008
THOMSON REUTERS

10/9

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
418 652-1116
418 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

FORM 51-102F3

MATERIAL CHANGE REPORT

ATRIUM INNOVATIONS INC.

1. Reporting Issuer

Atrium Innovations Inc. (the "Company")
1405 boulevard du Parc-Technologique
Quebec, QC G1P 4P5

2. Date of Material Change

September 22, 2008

3. Press Release

The Company issued a press release indicating the material change on September 22, 2008. A copy of the press release is attached hereto as Schedule A.

4. Summary of Material Change

The Company announced the acquisition of Orthos Europe B.V.

5. Full Description of Material Change

On September 22, 2008, the Company announced the closing of the acquisition, by one of its wholly-owned subsidiaries, of 100% of the issued and outstanding shares of Orthos Europe B.V. ("Orthos"). AOV Orthomoleculaire Voedingssupplementen B.V., Orthos' subsidiary situated in the Netherlands, develops and markets food supplements through the Health Care Practitioner Channel, under the trademark AOV.

The price of the acquisition is approximately €7.6 million (approximately US$11 million).

The acquisition price was financed from the credit facility available to the Company.

6. Reliance on Confidentiality Section of the Act

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. Mario Paradis, Vice President and Chief Financial Officer. Mr. Paradis, who is knowledgeable about the details of the material change, may be contacted at (418) 652-1116.

9. Date of the Material Change Report

September 24, 2008.

SCHEDULE A

ATRIUM
INNOVATIONS

PRESS RELEASE

FOR IMMEDIATE RELEASE

ATRIUM ACQUIRES ORTHOS EUROPE B.V., A NETHERLANDS-BASED COMPANY

This acquisition will allow Atrium to increase its market share within the Dutch health and nutrition market by serving a wider spectrum of Health Care Practitioners

Quebec City, Canada, September 22, 2008 - Atrium Innovations Inc. (TSX: ATB) is pleased to announce the acquisition of Orthos Europe B.V. ("Orthos"). With its Nootdorp headquarters located in The Netherlands, Orthos' subsidiary, AOV Orthomoleculaire Voedingssupplementen B.V. ("AOV"), is renowned throughout Holland for the development and marketing of high quality food supplements through the Health Care Practitioner Channel. In 2007, AOV achieved annual sales of 4.1 million euros (US$5.6 million). Atrium has acquired Orthos for a total cash consideration of 7.6 million euros (approximately US$11 million).

The acquisition of Orthos represents Atrium's second Netherlands-based acquisition for 2008. Last February, Atrium announced the acquisition of MCO Health B.V., a leading manufacturer and distributor of nutritional supplements. "AOV's products will be a value-added complement next to MCO Health's flagship brand: Orthica. The Orthica brand is specifically marketed to general practitioners and dietary specialists, and sold through pharmacists and other specialised outlets; while the AOV portfolio of products are marketed and sold primarily through Complementary and Alternative Medicine practitioners and other professionals. With these two key brands, AOV and Orthica, Atrium has a solid platform from which to grow within the Benelux region. Both companies clearly provide top quality products that meet Atrium's rigorous science-based standards for health and nutritional products," said Dr. Serge Yelle, Atrium's Executive Vice President, Operations.

About Orthos

For more than 20 years, Orthos and its subsidiary AOV have played an instrumental role in the development of the Dutch food supplement market. AOV is extremely well recognized for its association with the Foundation "Stichting Orthomoleculaire Educatie", which plays a prominent role in the education and training of Dutch orthomolecular healthcare practitioners. AOV's food supplement portfolio provides its customers with a complete range of over 170 high valued

products composed of vitamins, minerals, fatty acids, enzymes, antioxidants, multi-vitamins/minerals, amino acids, phytotherapeutics and other specific preparations.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based and professionally endorsed products for the health and nutrition industries. Atrium focuses primarily on growing segments of the health and nutrition markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America and Europe. Atrium has over 575 employees and operates five manufacturing facilities.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Investor Relations:
Mario Paradis
Vice President and Chief Financial Officer
Tel.: (418) 652-1116, ext. 287
mparadis@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

REDACTED COPY

Htv/ls

TRANSFER OF EIGHTEEN THOUSAND (18,000) SHARES IN THE CAPITAL OF ORTHOS EUROPE B.V.

On the twenty-second day of September, two thousand eight there appeared before me, mr. Hendrik ten Voorde, civil law notary at Amsterdam, ------------------------------------
•, born in • on the •, office address • **[Name, birth place and date, and address of an individual – personal and confidential information]**, in this respect acting as written proxy of – as appears from four (4) documents of which a copy has been attached to this deed – and as such validly representing: --------------------------------

1. **Holland Venture III B.V.**, a private company with limited liability, having its official seat in Amsterdam, and its address at Haaksbergweg 55, 1101 BR Amsterdam Zuidoost, registered with the Trade Register under number 34120134 ("**Seller I**"); --
2. **Eurelja B.V.**, a private company with limited liability, having its official seat in • **[Address of an individual – personal and confidential information]**, registered with the Trade Register under number 28110716 ("**Seller II**"); -------
3. **Multicare B.V.**, a private company with limited liability, having its official seat in Almere, and its address at Wormerweg 1, 1311 XA Almere, registered with the Trade Register under number 08072531 ("**Buyer**"); and ---------------------------
4. **Orthos Europe B.V.**, a private company with limited liability, having its official seat in 's-Gravenhage, and its address at Koperslager 17, 2631 RK Nootdorp, registered with the Trade Register under number 27281434 (the "**Company**"). -

Sellers and Buyer declare to have agreed as follows: --------------------------------

Whereas: --

- on the nineteenth day of September two thousand eight, Sellers and Buyer entered into an agreement (the "**Purchase Agreement**") regarding the sale and transfer of eighteen thousand (18,000) shares in the Company, each with a par value of one euro (EUR 1.-), numbered from 1 up to and including 18,000, by Sellers to Buyer; --
- a copy of the Purchase Agreement is attached to this deed as <u>Annex</u>; -----------
- for the execution of the Purchase Agreement, each of the Sellers shall hereby transfer the part of the Shares it holds to Buyer, such subject to the conditions stated below. --

Transfer. Purchase price. --

Article 1. --

1. a. Seller I transfers the • shares in the Company, each with a par value of one euro (EUR 1.-), numbered from • up to and including • ("**Shares I**") to Buyer, who accepts the same from Seller I **[Proportion of shares held by a selling shareholder and share numbers – personal and confidential information]**; and ---
   b. Seller II transfers the • shares in the Company, each with a par value of one euro (EUR 1.-), numbered from • up to and including • ("**Shares II**") to Buyer, who accepts the same from Seller II **[Proportion of shares held by a selling shareholder and share numbers – personal and confidential information]**, ---

   such subject to the provisions set out in the Purchase Agreement and this deed. ---
2. Buyer has paid the purchase price as described in the Purchase Agreement to each of the Sellers, for which payment each of the Sellers gives full discharge to Buyer. -

Warranties. Representations. --

Article 2. --

For the warranties and representations made and agreed upon by each of Sellers and Purchaser, reference is made to the Purchase Agreement. --------------------------------

Acquisition of the Shares. ---

Article 3. --

1. Seller I declares that Seller I acquired the Shares I pursuant to the deed of incorporation, executed before a substitute of L.J.W.M. Schroeder, civil law notary in Amsterdam, on the thirteenth day of October, two thousand and five; and --
2. Seller II declares that Seller II acquired the Shares II pursuant to the notarial deed of contribution in kind, executed before C.E.M. van Steenderen, civil law notary in Rijswijk (Zuid-Holland), on the twenty-third day of May, two thousand and six. ---

Blocking clause. ---

Article 4. --

The blocking clause has been complied with since all shareholders of the Company are a party to this deed and hereby grant their approval to the present transfer of the Shares in accordance with article 10A paragraph 1 of the Company's articles of association. ---------

Article 204c Book 2 of the Civil Code. ---

Article 5. --

Article 204c Book 2 of the Civil Code does not apply to the present transfer, since Buyer has been registered in the Commercial Register for more than two years. -------

FINALLY, THE COMPANY HAS DECLARED that it acknowledges the abovementioned transfer of the Shares and that it shall register the same in the Company's shareholders' register. ---

The appearer is known to me, civil law notary. ---

THIS DEED, drawn up to be kept in the notary's custody was executed in Amsterdam on the date first above written. ---

The contents of this instrument were given and explained to the appearer. He then declared that he had timely noted and approved the contents and did not want a full reading thereof. Thereupon, after limited reading, this instrument was signed by the appearer and by me, civil law notary, --
at nine hours and twenty-five minutes. ---

Dated 19 September 2008

SHARE PURCHASE AGREEMENT

between

HOLLAND VENTURE III B.V.

EURELJA B.V.

as **Sellers**

and

MULTICARE B.V.

as **Purchaser**

and

• [Name of individual – personal and confidential information]

as **Guarantor**

relating to the shares in

ORTHOS EUROPE B.V.

INDEX

Schedules

THIS AGREEMENT is made on 19 September 2008

THE UNDERSIGNED:

1. **HOLLAND VENTURE III B.V.** ("**Holland Venture**"), a private company with limited liability incorporated under the laws of the Netherlands, having its registered seat in Amsterdam and its principal place of business in (1101 BR) Amsterdam Zuidoost at the Haaksbergweg 55, registered with the Trade Register of the Chambers of Commerce under number 34120134;

2. **EURELJA B.V.** ("**Eurelja**"), a private company with limited liability incorporated under the laws of the Netherlands, having its registered seat in • **[Address of an individual - personal and confidential]**, registered with the Trade Register of the Chambers of Commerce under number 28110716;

3. •, ("**Guarantor**"), born in •, on •, residing in • **[Name, date and place of birth, and residential address of an individual – personal and confidential information]**;

   and

4. **MULTICARE B.V.**, a private company with limited liability incorporated under the laws of the Netherlands, having its registered seat in Almere, the Netherlands, and its principal place of business in (1311 XA) Almere at Wormerweg 1, registered with the Trade Register of the Chambers of Commerce, under number 08072531;

The parties mentioned under 1 up to and including 4 hereinafter also collectively and individually referred to as the "**Parties**" respectively a "**Party**";
The parties mentioned under 1 and 2 hereinafter also collectively and individually referred to as the "**Sellers**" respectively a "**Seller**".

WHEREAS:

a. Sellers are the owners of the entire outstanding share capital in Orthos Europe B.V. (the "**Company**"), a private company with limited liability ('*besloten vennootschap met beperkte aansprakelijkheid*'), incorporated under the laws of the Netherlands and having its registered seat in 's-Gravenhage and its principal place of business in (2631 RK) Nootdorp at the Koperslager 17, registered with the Trade Register of the Chambers of Commerce under number 27281434;

b. the Company holds the entire issued and outstanding share capital of AOV Orthomoleculaire Voedingssupplementen B.V. (the "**Subsidiary**") a private company with limited liability ('*besloten vennootschap met beperkte aansprakelijkheid*'), incorporated under the laws of the Netherlands and having its registered seat in 's-

Gravenhage and its principal place of business in (2631 RK) Nootdorp at the Koperslager 17, registered with the Trade Register of the Chambers of Commerce under number 27130097;

c. the Company and its Subsidiary (collectively the "**Target Companies**") are engaged in the development, import, marketing and supply of orthomolecular food supplements in The Netherlands, Belgium, Germany and France (the "**Business**");

d. Sellers wish to sell and Purchaser wishes to purchase all of the issued and outstanding shares in the capital of the Company (the "**Shares**");

e. the Purchaser has performed a due diligence investigation of the Group Companies through a digital data room and through questions to personnel of the Target Companies; and

f. the Parties have obtained all necessary internal and external advices, approvals and consents and have complied with all notifications and consultations required under the SER Merger Code 2000 ('*SER Besluit Fusiegedragsregels 2000*') in respect of the transaction contemplated by this agreement.

HAVE AGREED AS FOLLOWS:

Article 1 Interpretation

1.1 In this Agreement, the following terms have the meaning set forth hereafter, unless the context requires otherwise:

"**Accounts H1 2008**": the audited consolidated financial statements of the Target Companies, comprising of a balance sheet and a profit and loss account for the accounting reference period ending on the Accounts Date, audited by, and accompanied by an approval report of, the Company's independent auditors, prepared in accordance with Title 9 of Book 2 DCC and the applicable accounting guidelines (*richtlijnen van de raad voor de jaarverslaggeving)* and prepared on a basis consistent with previous years,

and

the unaudited financial statements of the Foundation, comprising of a balance sheet and a profit and loss account for the accounting reference period ending on the Accounts Date, prepared in accordance with Title 9 of Book 2 DCC and the applicable accounting guidelines (*richtlijnen van de*

raad voor de jaarverslaggeving) and prepared on a basis consistent with previous years,
copies of which are attached to this Agreement as Schedule 1;

"**Accounts Date**":	30 June 2008;
"**Affiliate(s)**":	in relation to any person, any other person (i) who has the Control, directly or through another Affiliate, of such person, (ii) in which such person has the Control, directly or through another Affiliate, or (iii) under common Control, directly or through another Affiliate, with such person as mentioned under (i) or (ii);
"**Agreement**":	this share purchase agreement including the schedules and appendices;
"**Assets**":	all assets, including (for the avoidance of doubt) all Intellectual Property, owned or used by any of the Target Companies, including those reflected in the Accounts H1 2008 and those acquired by any of the Target Companies after the Accounts Date;
"**Business**":	the business of the Target Companies as referred to in recital c of this Agreement;
"**Business Day**":	a day (other than a Saturday or a Sunday) on which the majority of the banks are open for business in the Netherlands;
"**Claim**":	any claim by the Purchaser against the Sellers, or against any of them individually;
"**Company**":	Orthos Europe B.V., as referred to in recital (a) of this Agreement;
"**Completion**":	completion of the matters described in Article 4 including the transfer ('*levering*') of the Shares pursuant to this Agreement;
"**Completion Date**":	the date on which Completion takes place;

"Control": the power of a person, directly or indirectly (i) to exercise more than 50% (in words: fifty percent) of the voting rights at a shareholders' meeting of a company or (ii) to appoint or dismiss more than 50% (in words: fifty percent) of the members of the board of directors of a person or (iii) to direct the management of a person through the exercise of majority votes at directors' meetings of such person;

"Damages": the amount that is required to bring a Group Company or - only in the event that the relevant Group Company does not suffer any damages but only the Purchaser suffers damages - the Purchaser in a position that the relevant Group Company or the Purchaser respectively would have been in, if a Warranty Breach and/or other attributable failing ('*toerekenbare tekortkoming*') of Sellers had not taken place;

"DCC": the Dutch Civil Code;

"Deed of Transfer": the notarial deed of transfer of the Shares, in the agreed form attached hereto as Schedule 2;

"Disclosure Letter": the letter dated and delivered by Sellers to Purchaser on the date of this Agreement and attached hereto as Schedule 4, for the purposes of Article 6.1;

"Escrow Agreement": the escrow agreement between Holland Venture and Purchaser, a copy of which is attached hereto as Schedule 5;

"Escrow Amount": an amount of EUR • (in words: •) **[Amount – would be prejudicial to the interests of the Company]**;

"Eurelja": Eurelja B.V., as referred to in introduction 2 of this Agreement;

"Foundation" Means • **[Name of a third party entity – personal and confidential information]**;

"**Group Companies**"	Means both Target Companies and the Foundation collectively;
"**Holland Venture**":	Holland Venture III B.V., as referred to in introduction 1 of this Agreement;
"**Intellectual Property**":	all Registered IP and Non Registered IP;
"**Non Registered IP**"	all non registered trademarks, trade and business names, logos and copyrights, as well as all information in connection with the products sold in the course of the Business owned or used by the Group Companies, including but not limited to, licenses, standard operating procedures (SOP), specification sheets of raw material, information on packaging material and finished products, books of specifications, formulas, inventions, trade secrets and know how;
"**Notary**":	Mr Henk ten Voorde (civil law notary) or his substitute from Lexence N.V. in Amsterdam, the Netherlands;
"**Notary's account**":	the third party bank account of the Notary ('*derdengeldenrekening*'), bank account number • with • in • **[Third party bank account number – personal and confidential information]**, in the name of "Lexence inzake Derdengelden";
"**Parties**":	the parties to this Agreement, individually also referred to as a "**Party**";
"**Pre-contractual Statement**":	a draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by a party at any time prior to the date of this Agreement;
"**Purchase Price**":	the purchase price as referred to in Article 3.1;

"Purchaser": Multicare B.V. as referred to in introduction 4 of this Agreement;

"Registered IP" the registered industrial and intellectual property rights which are listed in Schedule 6;

"Sellers" the Parties referred to in introduction 1 and 2 of this Agreement;

"Shares": all the outstanding and issues shares in the capital of the Company;

"Shares in Subsidiary": all of the outstanding and issued shares in the capital of the Subsidiary owned by the Company;

"Subsidiary": AOV Orthomolecuaire Voedingssupplementen B.V., as referred to in recital b of this Agreement;

"Target Companies": the Company and the Subsidiary collectively, or individually also referred to as a **"Target Company"**;

"Tax" or "Taxation": all corporate or other income taxes, wage withholding tax, social security contributions, value added and sales tax, capital tax, real property transfer tax, including any interest and penalties relating thereto, due, payable, levied or accrued and/or imposed by any national, federal, State, provincial, municipal and other governmental authority in any relevant jurisdiction;

"Tax Authority": any taxing or other authority anywhere in the world competent to impose any liability for Taxes or to administer or collect any Tax;

"Third Party Claims": any Claim that arises as a result of or in connection with a liability or alleged liability to a third party (including, for the avoidance of doubt, any Tax Authority);

"Third Party Rights": a mortgage, charge, pledge, lien, right of usufruct, depository receipt, retention of title or other encumbrance or security interest; or any other right a third party may have against the Assets, the

Shares, the Shares in Subsidiary or any of the Target Companies;

"**Warranties**": the warranties referred to in Article 6 set out in Schedule 3 given by Sellers and "**Warranty**" shall be construed accordingly;

"**Warranty Breach**": any event or fact that causes a Warranty to be untrue or misleading or being breached at the date of the Agreement;

1.2 In this Agreement, unless otherwise specified:

a. references to articles, paragraphs, and schedules are to articles, paragraphs and schedules to this Agreement;

b. references to a "person" shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

c. headings to articles and schedules are for convenience only and do not affect the interpretation of this Agreement;

d. the schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the schedules;

e. references to "awareness"of the Sellers or "to the best of Sellers' knowledge" or any similar statement, shall mean the knowledge of (i) any of the Sellers and (ii) each of the following individuals: •, •, • and • **[Names of individuals – personal and confidential information]**, in each case assuming due and careful inquiry into the relevant subject matter;

f. references to documents in the "agreed form" means, in relation to any document, the form of that document to which Purchaser and Sellers agreed and which has been initialled for identification purposes by Purchaser and Sellers;

g. the expressions subsidiary ('*dochtermaatschappij*'), group company ('*groepsmaatschappij*') and participation ('*deelneming*') have the meaning given to them in sections 2: 24a, 2: 24b and 2: 24c of the DCC;

h. where in this Agreement any word or phrase in the Dutch language has been inserted in the text after any word or phrase, this Agreement shall be construed as if the meaning of such English language word or phrase is the meaning which the laws of the Netherlands attribute to such Dutch language.

Article 2 Sale and Purchase

2.1 On the terms and conditions set out in this Agreement, each of the Sellers hereby sells and agrees to transfer to Purchaser and Purchaser hereby purchases and agrees to accept from Sellers the Shares held by each of them and together constituting all Shares, free from any Third Party Rights and together with all rights attached to them.

2.2 The Shares shall be transferred (*'worden geleverd'*) by the Sellers to the Purchaser together with all rights attached thereto on Completion through the execution of the Deed of Transfer.

2.3 Sellers are entitled to the profits of the Target Companies achieved between 1 January 2008 and 30 June 2008, which profits have been distributed in cash to Sellers by means of a distribution out of the distributable reserves totaling EUR • (in words: •) **[Amount of share premium paid to former shareholders of the purchased entity – personal and confidential information]** prior to Completion.

Article 3 Purchase Price

3.1 The aggregate purchase price (the "**Purchase Price**") for the Shares payable by Purchaser at Completion shall be equal to EUR 7,588,726 (in words: seven million five hundred eighty eight thousand seven hundred and twenty six euros).

Article 4 Completion

4.1 Completion shall take place at the offices of the Notary on 22 September 2008.

4.2 At the date of signing of this Agreement:

a. Purchaser shall pay an amount equal to the Purchase Price to the Notary's Account. The Notary shall hold this amount for the Purchaser. After the Deed of Transfer has been executed, the Notary shall hold the Purchase Price for the Sellers;

b. Sellers shall resolve to grant full discharge to the Guarantor in her capacity of statutory director of the Company and to the members of the supervisory board of directors of the Company, for their activities up to Completion;

4.3 At Completion Date, Sellers and Purchaser shall do those things respectively required of them as follows:

a. Sellers shall deliver to the Purchaser the shareholders register of the Company;

b. Sellers and Purchaser shall have the Deed of Transfer executed by the Notary;

c. the Notary shall pay out the Purchase Price, minus the Escrow Amount, to Sellers by means of a transfer to a bank account as instructed in writing by Sellers;

d. in accordance with the Escrow Agreement the Notary shall transfer the Escrow Amount to the bank account as referred to in the Escrow Agreement.

4.4 Each of the actions carried out at the date of signing of this Agreement and at Completion Date pursuant to Article 4.2 and 4.3 shall be deemed to have been carried out subject to the condition precedent (*'opschortende voorwaarde'*) that each of the other actions required to be carried out at the Completion Date pursuant to Article Article 4.2 and 4.3, shall have actually been carried out at Completion or prior to Completion, and Completion shall not have occurred until all such actions have been carried out.

Article 5 Action following Completion

5.1 If and when requested by Purchaser or Sellers following Completion, Sellers or Purchaser shall take or procure the taking of all actions (or refrain and procure that their Affiliates refrain from taking any actions) and execute or procure the execution of all such further documents, forms, assignments, transfers, assurances and other things as Purchaser or Sellers, as the case may be, may reasonably consider necessary or appropriate to give full effect to the transactions contemplated in this Agreement, or any ancillary documents executed pursuant hereto.

5.2 Sellers shall provide Purchaser and the Target Companies, and Purchaser shall provide, and procure that the Target Companies shall provide Sellers with all information and assistance without any compensation being due for such assistance, as they may reasonably request in connection with the preparation of any Tax return or related document relating to any period prior to Completion.

Article 6 Sellers' Warranties

6.1 Except as set out in the Disclosure Letter, Sellers hereby jointly and not severally (*'gezamenlijk en niet hoofdelijk'*) represent and warrant (*'garanderen en verklaren'*) to Purchaser that the Warranties are true and accurate and not misleading on the date of this Agreement, except, however, that paragraphs A1 and B2 of Schedule 3 are only represented and warranted by a Seller in respect of itself and its Shares respectively.

6.2 Each Warranty shall be construed as a separate and independent warranty and is qualified by the matters or circumstances that are fully and fairly disclosed in the Disclosure Letter but only to the extent of such disclosure.

6.3 The Purchaser acknowledges and agrees that the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Sellers and that the Sellers make no representation or warranty as to the accuracy of, without limitation, forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or its advisors on or prior to the date of this Agreement.

6.4 The Warranties constitute an express allocation of risk between the Purchaser and the Sellers and shall have the effect that any Warranty that is untrue, incorrect or misleading is for the account and risk of the Sellers.

Article 7 Purchaser's warranties

7.1 Purchaser hereby represents and warrants ('*garandeert en verklaart*') to Sellers that on the date of this Agreement:

a. Purchaser is duly incorporated and validly existing as a private company with limited liability under the laws of the Netherlands;

b. Purchaser has not been declared bankrupt and no action or request is pending or threatened to declare it bankrupt. Purchaser has not filed for nor has it been granted a moratorium of payment and no similar action under any legislation has been taken; and

c. Purchaser has full right, power and authority to execute and deliver the Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby. All corporate and other acts or proceedings required to be taken by Purchaser to authorize the execution, delivery and performance of the Agreement and all transactions contemplated hereby have been duly and properly taken.

Article 8 Extent of Sellers' Liability

8.1 Each Seller's proportion of any liability of the Sellers in respect of any Claim shall be pro rata its respective shareholding in the Company.

8.2 Subject to the limitations of this Article 8 and any other limitations provided for in this Agreement, in the event of a Warranty Breach, the Sellers shall pay at the direction of

the Purchaser either to the Purchaser, or to the relevant Group Company, an amount equal to (i) the amount necessary to place the Purchaser in the position in which it would have been if the relevant breach had not occurred; or, (ii) the actual amount of damage (*schade*) suffered or incurred by the relevant Group Company as a result of a Warranty Breach.

8.3 If the Purchaser considers making a Claim in respect of a Warranty Breach, it shall notify the Sellers of this as soon as reasonably practicable after the Purchaser has become aware of the facts and/or circumstances that gave rise to the claim. The notice shall state in reasonable detail the nature of the Claim, the facts on which the Claim is based and the amount claimed to the extent known at such date. The failure to give, or delay in giving, such notice will not relieve the Sellers of their obligations, except and only to the extent of any prejudice caused to the Sellers by such failure or delay.

8.4 Sellers shall not be liable for a Warranty Breach unless the Purchaser has served upon each of the Sellers written notice of such Warranty Breach in accordance with this Agreement:

a. with respect to paragraph J (Taxes) of Schedule 3 (Warranties), within 3 (three) months after the expiry of the periods during which the relevant Tax Authority may impose a Tax claim;

b. with respect to paragraphs A1, A2, A3, B1, B2, B3, B4, B5, B6, B7, C1, C2, C3, and C4 of Schedule 3 (concerning Authority and Accuracy of Information, Shares and Group Companies), at any time, it being understood that there shall be no time limitation whatsoever in that respect;

c. with respect to all other Warranties within 18 (eighteen) months following the Completion Date.

8.5 Except as otherwise set out in this Agreement, Sellers shall not be liable for any single Claim:

a. unless the amount of damages pursuant to that single Claim exceeds • **[Amount – would be prejudicial to the interests of the Company]**; and

b. unless and to the extent the aggregate amount of the liability of the Sellers for all single Claims not prohibited by paragraph (a) above, exceeds • **[Amount – would be prejudicial to the interests of the Company]**, in which case the Purchaser shall be able to claim the whole amount of such Claim and not merely the excess.

8.6 Except as otherwise set out in this Agreement, the maximum aggregate amount of the liability of the Sellers for Claims is limited to • **[Amount – would be prejudicial to the interests of the Company]**, on the understanding that any Claim referred to in Article 8.7 or liability under Article 9.1 does not count towards the maximum aggregate

amount of liability set forth in this Article.

8.7 The liability of the Sellers in respect of any Warranty Breach with respect to paragraphs paragraphs A1, A2, A3, B1, B2, B3, B4, B5, B6, B7, C1, C2, C3, and C4 of Schedule 3 (concerning Authority and Accuracy of Information, Shares and Group Companies) shall be subject to Article 8.8, but shall not be subject to the limitations provided in Articles 8.5 and 8.6 hereof.

8.8 The maximum aggregate amount of liability of the Sellers for any Warranty Breach or any indemnifications under Article 9.1 shall be limited to an amount equal to the Purchase Price.

8.9 Nothing in this Agreement shall be deemed to relieve the Purchaser from any duty under applicable law to mitigate any damages incurred by it or by any Group Company to the extent reasonably possible and the Sellers are not liable in respect of a Claim if and to the extent, but only for the amount recovered or provisioned (as applicable) pursuant to the following events:

a. a provision is made in the Accounts H1 2008 in relation to the event or matter giving rise to such Claim; or

b. it relates to any damages which arise solely as a result of any change in the accounting principles after the Completion Date; or

c. it relates to any damages which would not have arisen but for a change in legislation or regulations, or in a change in the interpretation or implementation thereof by any governmental body or by reason of development in case law made after the date of this Agreement or any amendment to or the withdrawal of any practice previously published by or of any extra-statutory concession previously made by a Tax authority (whether or not the change purports to be effective retrospectively in whole or in part); or

d. any Group Company actually recovers (whether by payment, discount, credit, relief, insurance or otherwise) any sum from any third party (including any insurance companies) in relation to the event or matter giving rise to such Claim; or

e. with respect to such Claim, Purchaser and/or a Group Company receives payment or an amount due and payable by Purchaser and/or a Group Company is actually reduced pursuant to any applicable Tax legislation; or

f. it relates to any damages which would not have arisen but for a change in the tax structure or corporate structure of any Group Company after Completion Date, or a cessation, or any change in the nature or conduct of any trade or policy carried on by any Group Company after Completion Date.

8.10 Any Claim notified to Sellers by Purchaser pursuant to this Article 8, shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be withdrawn, if no legal proceedings in respect of it has been commenced by being both issued and served within 6 (six) months after the notice is given by Purchaser pursuant to Article 8.3., except:

a. where the Claim relates to a contingent liability, in which case Seller's liability to the relevant Claim shall be deemed to have lapsed if legal proceedings in respect of it have not been instituted by the Purchaser within 6 months of it having become an actual liability; or

b. where the notice of Claim is given for the purpose of paragraph 8.3 at a time when the amount set out in paragraph 8.5b, has not been exceeded, in which case Sellers' liability to the relevant Claim shall be deemed to have lapsed if legal proceedings in respect of it have not been instituted by the Purchaser within 6 months of the date of any subsequent notification to the Sellers pursuant to paragraph 8.3 above of one or more Claims which result(s) in the total amount claimed in all Claims notified to the Sellers pursuant to paragraph 8.3 exceeding the amount set out in paragraph 8.5b for the first time.

8.11 If any Claim arises as a result of or in connection with a Third Party Claim then:

a. the Purchaser or the Target Company becoming aware of such liability shall immediately notify the Sellers thereof in writing and the Purchaser shall, and shall procure that the relevant Target Company shall, make available to the Sellers and their advisers such persons and all such information as the Sellers and their advisers may reasonably require for assessing the Third Party Claim; and

b. the Sellers shall fully cooperate with the Purchaser in the defence against a third party Claim and provide the Purchaser with such information as the Purchaser may reasonably request; and

c. the Purchaser shall, and shall procure that the relevant Target Company shall:

(i) consult with Sellers, or such person jointly nominated by Sellers from time to time, in relation to the conduct of any appeal, dispute, compromise or defence of the Third Party Claim; and

(ii) promptly inform the Sellers and keep the Sellers informed of any progress of the Third Party Claim.

The Sellers are deemed to be consulted if they have been informed by the Purchaser or the Target Companies and have been given a reasonable opportunity to make any suggestions.

Article 9 Specific Indemnities

9.1 Sellers hereby agree to indemnify and hold harmless for (*'vrijwaren en schadeloos stellen'*) and pay to Purchaser or at Purchaser's direction any of the Group Companies any and all costs, payments and expenses that Purchaser or such Group Company may incur, in relation to:

a. Sellers having declared or the Company having paid any dividend or made any distributions from the Company's equity after 30 June 2008, except the distribution out of the distributable reserves totalling EUR • (in words: •) **[Amount of share premium paid to former shareholders of the purchased entity – personal and confidential information]** which has been agreed to in Article 2.3 of this Agreement;

b. Taxes payable by a Group Company that relate to an event prior to the Completion Date, except for accounts payable related to taxes and tax provisions provided for in the H1 Accounts 2008;

c. Third Party Claims relating to the use of Intellectual Property rights on all product formulas, relating to all products in the Group Companies' products portfolio existing prior to Completion Date;

d. Third Party Claims relating to allergen statements, or lack thereof, on products of the Group Companies, to the extent relating to products sold or manufactured by the Group Companies prior to Completion Date;

e. Absence of (contingent) claims by, or contracts or other arrangements between the Group Companies on the one hand, and the Sellers and the Sellers' groups, on the other hand;

f. the difference between (i) the net cost that the Subsidiary will incur in respect of the payment to • of a bonus of EUR • (in words: •) (gross) such net cost to be calculated taking into account the Subsidiary's applicable corporate income tax rate at the relevant time and any employer's social charges incurred by the Subsidiary (to the extent not deductable from the gross amount of the bonus) and (ii) EUR • (in words: •) **[Amounts of a bonus payable to an individual – personal and confidential information]**.

9.2 Sellers shall not be obligated to indemnify and hold harmless for and pay to Purchaser any costs, payments and expenses with respect to Taxes payable by a Group Company as referred to in Article 9.1b, unless the Purchaser has served upon each of the Sellers written notice with a request to indemnify for such costs, payments and expenses within 3 (three) months after the expiry of the periods during which the relevant Tax Authority may impose a Tax claim.

9.3 The total liability of the Sellers under this Agreement in respect of any specific indemnity provided under Article 9.1 and 9.2 hereof shall be subject to Article 8.8, but shall not be subject to the limitations provided in Articles 8.5 and 8.6 hereof.

Article 10 Restrictions on Sellers' Business Activities

10.1 In order to assure to the Purchaser the full benefit of the business know-how and goodwill of the Group Companies, each of the Sellers hereby undertakes, that it shall not, without the Purchaser's prior written consent, which consent shall not be unreasonably withheld, directly or indirectly, for its own account or on behalf of any other person or in any other way for the account of any third party, in any country in which any Group Company conducted any business or activity during the two years preceding Completion, including any country in which any Group Company planned to conduct any business during that period and made investments to realize such plans:

a. conduct any business or activity in the field of the Business, such prohibition being of a duration of • **[Duration – would be prejudicial to the interests of the Company]**;

b. have any (financial) interest or share or be involved as advisor or otherwise in any person or organisation that conducts any business or activity in the field of the Business, other that an interest of less than five per cent in a listed company, such prohibition being of a duration of • **[Duration – would be prejudicial to the interests of the Company]**;

c. solicit or entice away or attempt to solicit or entice away any (actual or identified prospective) customer or supplier, representative, agent or any other business relation of any Group Company or accept business from any such person or organisation in a business area in which the Group Companies operates at the Completion Date, such prohibition being of a duration of • **[Duration – would be prejudicial to the interests of the Company]**; and

d. employ, solicit or entice away or attempt to employ, solicit or entice away any person who at the Completion Date, or at any date within the two years preceding the Completion Date, is or has been an employee of any Group Company, such prohibition being of a duration of • **[Duration – would be prejudicial to the interests of the Company]**.

Any reference to the business of the Group Companies in this Article 10.1 includes a reference to any expansion or innovation of such business actually commenced or fully developed but not yet marketed by the relevant Group Company at the Completion Date.

10.2 Penalty

If a Seller breaches Article 10.1, the relevant Seller shall, for the benefit of the Purchaser, immediately upon written notice of default or, to the extent such breach is capable of remedy and remains unremedied for 5 (five) business days after such notice has been given, immediately upon the expiry of such 5 (five) business days period, forfeit a penalty of:

a. EUR • **[Amounts of penalties – would be prejudicial to the interests of the Company]**; plus

b. to the extent the breach is capable of remedy, EUR • **[Amounts of penalties – would be prejudicial to the interests of the Company]** for every day that the breach continues after the date of the notice (it being understood that in the event of a breach capable of remedy which is not remedied within 5 (five) business days, this penalty shall start to accrue as of the date of the notice).

The Purchaser shall be entitled to the penalty without prejudice to all other rights and remedies available to the Purchaser, including the right to claim damages exceeding the penalties provided under Article 10.2a and 10.2b, or performance. It is understood that the liability of a Seller under this Article 10 shall not be subject to the limitations provided under Articles 8.5 and 8.6 hereof.

Article 11 Entire Agreement

11.1 This Agreement and any ancillary agreements constitute the whole and only agreement between the Parties relating to the sale and purchase of the Shares.

11.2 This Agreement supersedes and extinguishes any Pre-contractual Statement. The Purchaser shall not have any right of action against the Sellers arising out of or in connection with any Pre-contractual Statement except to the extent that such Pre-contractual Statement is repeated in this Agreement.

Article 12 Notices

12.1 A notice under this Agreement shall only be effective if it is made by fax or letter.

12.2 Notices under this Agreement shall be sent to a Party at its address or fax number and for the attention of the individual set out below:

Holland Venture: Holland Venture III B.V.
attention: •
Haaksbergweg 55
1101 BR Amsterdam Zuidoost
The Netherlands
fax number •
with c.c: •
•
[Names and addresses of individuals – personal and confidential information]

Eurelja: Eurelja B.V.
attention: •
•
With c.c: •
[Names and addresses of individuals – personal and confidential information]

Guarantor: •
•
With c.c: •
[Names and addresses of individuals – personal and confidential information]

Purchaser: Multicare B.V.
attention: •
Wormerweg 1
1301 AG Almere
The Netherlands
fax number: •
with c.c.: •
with c.c.: •
[Names and addresses of individuals – personal and confidential information]

provided that a Party may change its notice details on giving written notice to the other Party of the change in accordance with this Article. That notice shall only be effective on the day falling five Business Days after the notification has been received or such later date as may be specified in the notice.

Article 13 Announcements

13.1 No announcement concerning the sale of the Shares or any ancillary matter shall be made by any Party without the prior written approval of Purchaser and each of the Sellers, such approval not to be unreasonably withheld or delayed. This Article does not apply in the circumstances described in Article 13.2 below.

13.2 Either Party may, after consultation with the other Party make an announcement concerning the sale of the Shares or any ancillary matter if and only to the minimum extent required by:

a. law;

b. any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, whether or not the requirement has the force of law;

in which case the Party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other Parties before making such announcement.

Article 14 Confidentiality

14.1 Each Party shall treat as confidential all information received or obtained as a result of entering into or performing this Agreement which relates to the provisions of this Agreement, the negotiations relating to this Agreement, the subject matter of this Agreement or the other Party.

14.2 Notwithstanding the other provisions of this Article, a Party may only disclose confidential information as specified in Article 14.1 above:

a. if and to the extent required by the law of any relevant jurisdiction or by any court;

b. if and to the extent required to vest the full benefit of this Agreement in that Party;

c. to its professional advisers, auditors and bankers;

d. if and to the extent the information has come into the public domain through no fault of that Party; or

e. if and to the extent the other Party has given prior written consent to the disclosure.

Any information to be disclosed pursuant to paragraph a shall be disclosed only after consultation with the other Party and only the minimum amount of information required to comply with such obligation shall be released.

Notwithstanding this section, Purchaser has the obligation under the stock exchange regulation applicable to it, to file with the stock exchange authorities a copy of this agreement and the Sellers agree to such filings.

Article 15 Costs and Expenses

15.1 Each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Shares and the preparation, execution and carrying into effect of this Agreement and all other documents referred to in it.

Article 16 Guarantee

16.1 Guarantor hereby unconditionally and irrevocably guarantees (as its own independent obligation (*eigen verplichting*), and not as a surety) the obligations of Eurelja under this Agreement.

Article 17 Invalidity and waiver

17.1 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

a. the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

b. the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement, and

the Parties shall replace the non-binding provision with another provision that is binding, in such a way that the new provision differs as little as possible from the non-binding provision, taking into account the object, the intent and the purpose of this Agreement.

17.2 Sellers and Purchaser each hereby waive the right to (partially) rescind ('*vernietigen*'), (partially) dissolve ('*ontbinden*') or request the rescission or dissolution of this Agreement and/or request modification of (the effects of) this Agreement on the grounds of neutralization of detriment ('*wijziging ter opheffing van nadeel*') and specifically the rights pursuant to sections 6:265 et seq. and 6:228 et seq. of the DCC after Completion. Parties furthermore explicitly exclude the applicability of Title 1 of Book 7 DCC.

Article 18 Notary

18.1 Parties are aware that the Notary is a partner of Lexence, the external legal advisors of Sellers. With reference to the Ordinance on Professional Conduct ('*Verordening Beroeps- en Gedragsregels*') and the Ordinance on Interdisciplinary Co-operation ('*Verordening Interdisciplinaire Samenwerking 2003*'), as established by the Royal Notarial Professional Organisation ('*Koninklijke Notariële Beroepsorganisatie*'), Parties hereby explicitly agree that (i) Sellers are and Sellers and the Target Companies may be advised by Lexence with respect to this Agreement and any agreements and/or any disputes related to or resulting from this Agreement, (ii) that the Notary has acted as an advisor of Sellers in respect of the transactions as contemplated by this Agreement and the Notary will execute any notarial deeds in connection with this Agreement (including the Deed of Transfer) and (iii) exchange of information between the Notary and attorneys of Lexence may take place.

Article 19 Choice of Governing Law and Jurisdiction

19.1 This Agreement shall be governed by and construed in accordance with Netherlands law.

19.2 Any and all disputes arising from or in connection with this Agreement, or any agreement in connection with this Agreement, shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute ('*Nederlands Arbitrage Instituut*'). The arbitral tribunal shall be composed of 3 (in words: three) arbitrators. The place of arbitration shall be Amsterdam. The arbitral procedure shall be conducted in the English language.

Thus agreed and signed in two-fold on the date first above written:

HOLLAND VENTURE III B.V.

(signed) •
by : •

EURELJA B.V.

(signed) •
by : •

MULTICARE B.V.

(signed) •
by : •

•

(signed) •

[Names of individuals – personal and confidential information]

END